Exhibit 4.5

RADISYS CORPORATION LONG TERM INCENTIVE PLAN

Award Agreement for

Performance-Based Restricted Stock Units

This Award Agreement (the “Agreement”), dated as of DATE, is made by and between RadiSys Corporation (the “Company”) and NAME (the “Participant”).

RECITALS

WHEREAS, the Company has established and maintains the RadiSys Corporation Long-Term Incentive Plan, as amended (the “Plan”); and

WHEREAS, the Participant is an employee of the Company or a subsidiary of the Company; and

WHEREAS, the Company desires to grant to the Participant performance-based restricted stock units (an “Award”) under the Plan for the performance period commencing October 1, 2009 and ending on December 31, 2012 (the “Performance Period”), subject to certain restrictions and limitations; and

WHEREAS, the Participant desires to receive such Award from the Company;

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Company and the Participant agree as follows:

1. Grant of Award.

(a) Target Award. The Company hereby grants the Participant an Award for the Performance Period, with a Target Award equal to #### Shares, subject to the following terms and conditions. During the Performance Period, performance will be measured as of the last day of each calendar quarter (each, a “Performance Goal Achievement Date”), with the first Performance Goal Achievement Date being the date one year from the commencement date of the Performance Period. Upon the determination and written certification by the Committee with respect to a Performance Goal Achievement Date that the Company has achieved the Performance Goal set forth in the schedule below for the sum of the four consecutive calendar quarters immediately preceding such Performance Goal Achievement Date, the Participant shall be entitled to the number of Shares as set forth below:

If Non-GAAP Earnings Per Share for the Four Consecutive Calendar Quarters Immediately Preceding Any Applicable Performance Goal Achievement Date Is Equal To or Greater Than:	Then the Participant’s Award Will Equal:
[x]% of Target Award

Notwithstanding the foregoing, if a portion of the Participant’s Award has been settled in accordance with the above schedule upon achievement of a Performance Goal with respect to a Performance Goal Achievement Date, the previously settled portion of the Participant’s Award shall be taken into account and shall be offset against any subsequently settled portion of the Participant’s Award. For example, if the Participant receives 90% of his or her Target Award as a result of the attainment of Non-GAAP Earnings Per Share of [$        ] for the sum of the previous four consecutive calendar quarters immediately preceding a Performance Goal Achievement Date, as certified by the Committee, and Non-GAAP Earnings Per Share of [$        ] is attained for the sum of the previous four consecutive calendar quarters immediately preceding the Performance Goal Achievement Date for a subsequent quarter, as certified by the Committee, the Participant shall be entitled to receive 5% of his Target Award (that is, 95% reduced by the previously settled 90%).

Non-GAAP Earnings Per Share will be calculated quarterly for each of the four consecutive calendar quarters immediately preceding any applicable Performance Goal Achievement Date as follows:

Non-GAAP Earnings will equal: Earnings (as calculated in accordance with GAAP) plus stock-based compensation expense, plus amortization of intangible assets, plus or minus restructuring charges or reversals, plus or minus such other items determined as non-recurring or adjusted from non-GAAP earnings as reported by the Company and as approved by the Committee, plus other adjustments resulting from purchase accounting as determined by the Committee, plus a fixed 20% effective tax rate notwithstanding the tax rate otherwise applicable in accordance with GAAP.

The number of Shares will equal: The weighted average Shares outstanding (calculated as required by GAAP with or without Shares issuable upon conversion of any outstanding convertible notes and interest thereon so as to result in the most dilutive impact but disregarding shares earned and issued or issuable under the LTIP during such quarter) with respect to the applicable quarter plus the number of Shares earned and issued or issuable with respect to all Awards under the Plan.

The Participant’s Award will be settled in Shares as soon as practicable following the determination and written certification by the Committee of the achievement of the Performance Goal and, in any event, no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the last day of the calendar quarter for which achievement of the Performance Goal is certified by the Committee.

Unless and until the Committee determines and certifies in writing that a Performance Goal has been achieved, the Participant will have no right to the settlement of the Award or the issuance of any Shares pursuant to this Agreement or the Plan. Subject to adjustment in accordance with Section 13 of the Plan, the Participant will have no right to receive an amount in settlement of the Award greater than the amount determined in accordance with the preceding schedule. Except as otherwise provided in Section 2, to be eligible to receive a payment hereunder with respect to the Performance Goals achieved on any Performance Goal Achievement Date, the Participant must be actively employed by the Company or one of its subsidiaries on such Performance Goal Achievement Date. Except as otherwise expressly provided in Section 2, upon the Participant’s termination of employment with the Company and all of its subsidiaries prior to a Performance Goal Achievement Date, the Participant’s right to be issued any Shares in settlement of the Award with respect to such quarter or any future quarters in the Performance Period shall be forfeited by the Participant.

(b) Additional Documents/Capitalized Terms. The Participant agrees to execute such additional documents and complete and execute such forms as the Company may require for purposes of this Agreement. Any capitalized terms not defined herein shall have the same meaning as set forth in the Plan.

(c) Issuance of Shares. If the Committee determines and certifies in writing that the Performance Goal has been achieved, the Participant shall be issued the number of Shares determined in accordance with Section 1(a), subject to the Committee’s power to eliminate or reduce such Award, without payment therefore, as full consideration for the Award as soon as practicable following the determination and written certification of the achievement of the Performance Goal and, in any event, no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the Performance Goal Achievement Date. The Company shall, in its sole discretion, as soon as practicable after the Performance Goal Achievement Date, and, in any event, no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the Performance Goal Achievement Date, either (i) cause to be delivered to the Participant a certificate evidencing such Shares (less any Shares withheld under Section 4 below) or (ii) cause its third-party recordkeeper to credit an account established and maintained in the Participant’s name with such Shares (less any Shares withheld under Section 4 below) as evidence of the issuance of Shares pursuant to this Section 1. The Award shall be rounded to the next lowest whole number of Shares in the event that the Award would otherwise include fractional Shares. Notwithstanding the foregoing, the Company may, in its sole discretion, settle the Participant’s Award in the form of a cash payment.

2. Termination of Employment; Change in Control.

(a) Termination for Cause. Upon the Participant’s termination of employment with the Company and its subsidiaries for Cause following a Performance Goal Achievement Date but prior to the date on which the Participant’s Award with respect to such Performance Goal is distributed pursuant to Section 1(c), the Participant shall forfeit the right to receive such Award or any subsequent Award under this Agreement or the Plan.

(b) Termination upon Death or Disability. If the Participant’s employment with the Company and its subsidiaries is terminated as a result of the Participant’s death or Disability prior to the last day of a quarter and the last day of such quarter is a Performance Goal Achievement Date, the Participant shall be entitled to receive a pro-rata Award equal to the Award the Participant would have received had the Participant remained employed until such Performance Goal Achievement Date, multiplied by the ratio of: (x) the number of full days elapsed from the beginning of the Performance Period to and including the date of the Participant’s termination of employment to (y) the number of full days elapsed from the beginning of the Performance Period to and including such Performance Goal Achievement Date. Such Award shall be payable as soon as practicable following the Performance Goal Achievement Date and, in any event, no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the Performance Goal Achievement Date.

(c) Termination without Cause. If the Participant’s employment with the Company and its subsidiaries is terminated by the Company or a subsidiary without Cause prior to the last day of a quarter and the last day of such quarter is a Performance Goal Achievement Date, the Participant shall be entitled to receive a pro-rata Award equal to the Award the Participant would have received had the Participant remained employed until such Performance Goal Achievement Date, multiplied by the ratio of: (x) the number of full days elapsed from the beginning of the Performance Period to and including the date of the Participant’s termination of employment to (y) the number of full days elapsed from the beginning of the Performance Period to and including such Performance Goal Achievement Date. Such Award shall be payable as soon as practicable following the Performance Goal Achievement Date and, in any event, no later than the date that is two and one-half months following the last day of the Fiscal Year coinciding with or next following the Performance Goal Achievement Date.

(d) Change of Control. In the event of a Potential Change of Control, the Committee shall determine Non-GAAP Earnings Per Share for the sum of the four consecutive calendar quarters immediately preceding the most recent Performance Goal Achievement Date, and if such amount equals or exceeds 50% of the Performance Goal corresponding to the threshold award level above, then, in the event of a Change of Control, the Participant shall be entitled to receive a portion of his Award as follows: If the Participant has received all or any portion of his Award for the Performance Period prior to a Change of Control, no further Awards shall be payable to the Participant under this Agreement following such Change of Control. If the Participant has not received any portion of his Award for the Performance Period prior to a Change of Control, the Company shall distribute, within sixty days following such Change of Control, a pro-rata Award to the Participant, provided the Participant is actively employed by the Company immediately prior to such Change of Control, and no further Awards shall be payable to the Participant under this Agreement. Such pro-rata Award shall equal the Target Award multiplied by the ratio of: (x) the number of full days elapsed from the beginning of the Performance Period to and including the date of the Change of Control to (y) the number of full days in the Performance Period. In the event of a Potential Change of Control and if the amount of Non-GAAP Earnings Per Share for the sum of the four consecutive calendar quarters immediately preceding the most recent Performance Goal Achievement Date is less than 50% of the Performance Goal corresponding to the threshold award level above, as determined by the Committee above, then, in the event of a Change of Control, the Committee may in its discretion provide for payment of a portion of such Award in such amounts as the Committee may determine in its sole discretion, provided the Participant is actively employed by the Company immediately prior to such Change of Control. For purposes of this Section 2(d), a “Potential Change of Control” shall exist during any period in which the following items exist: (i) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control; (ii) any Person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control; or (iii) the Board adopts a resolution to the effect that, for purposes of the Plan, a potential change of control exists.

3. Restrictions on Transfer. Except as otherwise provided herein or in the Plan, the Award granted pursuant to this Agreement and the rights and privileges conferred hereby shall not be sold, exchanged, assigned, transferred, conveyed, gifted, delivered, encumbered, discounted, pledged, hypothecated, or otherwise disposed of, whether voluntarily, involuntarily, or by operation of law. Immediately upon any attempt to transfer such rights, such Award, and all of the rights related thereto, shall be forfeited by the Participant.

4. Withholding. The Participant shall be liable for any and all federal, state, provincial or local taxes, pension plan contributions, employment insurance premiums, social insurance contributions, amounts payable to a governmental and/or regulatory body in the Participant’s country and other levies of any kind required by applicable laws to be deducted or withheld with respect to the Award granted pursuant to this Agreement and the issuance of Shares (or payment of cash) pursuant to this Agreement (collectively, the “Withholding Taxes”). The Company and its subsidiaries shall have the right to deduct and withhold all required Withholding Taxes from any payment or other consideration deliverable to the Participant. The Company may, prior to and as a condition of issuing any Shares pursuant to this Agreement or delivering any Share certificates or any cash or other assets to the Participant, require the Participant to pay the Withholding Taxes or to satisfy the Company in a manner acceptable to the Company that the Withholding Taxes will be paid. The Participant agrees that the Company may, in its discretion as permitted in accordance with local law, pay or satisfy all or part of the Participant’s obligation to pay the Withholding Taxes by withholding a number of Shares that would otherwise be deliverable to the Participant having a fair market value not in excess of the minimum amount of the Withholding Taxes.

5. Plan Incorporated by Reference. This grant of the Award is made pursuant to the Plan, and in all respects will be interpreted in accordance with the Plan. The Committee has the authority to interpret and construe this Agreement pursuant to the terms of the Plan, and its decisions are conclusive as to any questions arising hereunder. The Participant hereby acknowledges receipt from the Company of a copy of the current version of the Plan which shall be deemed to be incorporated in and form a part hereof. The Participant acknowledges that in the event of any conflict between the terms of this Agreement and the terms of the Plan, as the same may be amended and in effect from time to time, the terms of the Plan shall prevail.

6. No Employment or Other Rights. This Award does not confer upon the Participant any right to be continued in the employment of the Company or any subsidiary or interfere in any way with the right of the Company or any subsidiary to terminate the Participant’s employment at any time for any reason, with or without cause, or to decrease the Participant’s compensation or benefits.

7. Representations and Covenants of the Participant. The Participant represents, warrants, agrees and covenants with the Company that:

(a) the Participant has not been induced to enter into this Agreement by expectation of employment or continued employment with the Company or any subsidiary of the Company, and the receipt of this Award under the Plan is voluntary;

(b) the Participant will comply with all applicable laws in connection with this Award and the acquisition and sale of any Shares issued hereunder and shall indemnify and hold the Company and all of its subsidiaries harmless from and against any loss, cost or expense incurred by the Company or any of its subsidiaries in connection with any breach or default by the Participant under such applicable laws;

(c) the Participant is an employee in active employment with the Company or one of its subsidiaries; and

(d) as a condition to the Award, the Participant will repatriate all payments attributable to the Shares and/or cash acquired under the Plan in accordance with local foreign exchange rules and regulations in the Participant’s country. In addition, the Participant will take any and all actions, and consent to any and all actions taken by the Company or any of its subsidiaries, as may be required to allow the Company or any of its subsidiaries to comply with local laws, rules and regulations in the Participant’s country. Finally, the Participant will take any and all actions as may be required to comply with the Participant’s personal obligations under local laws, rules and regulations in the Participant’s country.

8. Acknowledgements by Participant. The Participant acknowledges and confirms the Participant’s agreement and understanding that:

(a) the Award granted hereunder is provided solely as an incentive and shall not constitute part of the Participant’s employment compensation package. Participation in the Plan is voluntary, and the value of the Award under the Plan is an extraordinary item of compensation outside the scope of the Participant’s employment contract, if any. If the Participant retires, resigns or is terminated from employment or is removed from active employment with the Company and all of its subsidiaries (with or without cause and with or without notice), the loss or limitation, if any, pursuant to this Agreement and the Plan with respect to rights which were not vested at that time shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of the Participant. The Award under the Plan is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments;

(b) in no event shall the Participant be entitled to continued vesting of the Award beyond the time specified under the Plan and this Agreement;

(c) any reference in the Plan or this Agreement to the time when the Participant “terminates employment” or words of similar import shall be a reference to the time when the Participant ceases to be in active employment with the Company and all of its subsidiaries and, for such purpose, if the Company or any of its subsidiaries has made payment in lieu of notice to the Participant or has dismissed the Participant with or without notice, the Participant shall cease to be in active employment with the Company and all of its subsidiaries on the date when the Company or any of its subsidiaries requires the Participant to stop reporting to work; and

(d) the Participant has received independent legal advice or has decided, voluntarily without influence from the Company or any of its subsidiaries, that the Participant does not need to seek such independent legal advice in relation to this Agreement, the Plan and all related documents.

9. Applicable Law. The validity, construction, interpretation and effect of this Agreement will be governed by and construed in accordance with the laws of the State of Oregon, without giving effect to the conflicts of laws provisions thereof.

10. Notice. Any notice to the Company or the Committee provided for in this Agreement shall be addressed to RadiSys Corporation at its principal business address in care of the Secretary of the Company, and any notice to the Participant will be addressed to the Participant at the current address shown on the books and records of the Company or its subsidiary. Any notice shall be sent by registered or certified mail.

11. Discretionary Nature of the Plan. The Participant acknowledges and agrees that the Plan is discretionary in nature and limited in duration, and the Company may amend, modify, suspend or terminate the Plan in its sole discretion at any time, subject to the terms of the Plan and any applicable limitations imposed by law. This Award under the Plan is a one-time benefit and does not create any contractual or other right to receive additional Awards or other benefits in lieu of Awards in the future. Future Awards, if any, will be at the sole discretion of the Board or the Committee.

12. EU Age Discrimination Rules. If the Participant is a local national of and employed in a country that is a member of the European Union, the grant of the Award and the terms and conditions governing the Award are intended to comply with the age discrimination provisions of the EU Equal Treatment Framework Directive, as implemented into local law (the “Age Discrimination Rules”). To the extent a court or tribunal of competent jurisdiction determines that any provision of the Award is invalid or unenforceable, in whole or in part, under the Age Discrimination Rules, the Committee, in its sole discretion, shall have the power and authority to revise or strike such provision to the minimum extent necessary to make it valid and enforceable to the full extent permitted under local law.

13. Consent to Collection/Processing/Transfer of Personal Data. Pursuant to applicable personal data protection laws, the Company hereby notifies the Participant of the following in relation to the Participant’s personal data and the collection, processing and transfer of such data in relation to the Company’s grant of this Award and the Participant’s participation in the Plan. The collection, processing and transfer of the Participant’s personal data is necessary for the Company’s administration of the Plan and the Participant’s participation in the Plan, and the Participant’s denial and/or objection to the collection, processing and transfer of personal data may affect the Participant’s participation in the Plan. As such, the Participant voluntarily acknowledges and consents (where required under applicable law) to the collection, use, processing and transfer of personal data as described herein.

The Company and the Participant’s employer hold certain personal information about the Participant, including the Participant’s name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all options or any other entitlement to Shares awarded, canceled, purchased, vested, unvested or outstanding in the Participant’s favor, for the purpose of managing and administering the Plan (“Data”). The Data may be provided by the Participant or collected, where lawful, from third parties, and the Company or the Participant’s employer will process the Data for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan. The Data processing will take place through electronic and non-electronic means according to logistics and procedures strictly correlated to the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations in the Participant’s country of residence. Data processing operations will be performed minimizing the use of personal and identification data when such operations are unnecessary for the processing purposes sought. Data will be accessible within the Company’s organization only by those persons requiring access for purposes of the implementation, administration and operation of the Plan and for the Participant’s participation in the Plan.

The Company and the Participant’s employer will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of the Participant’s participation in the Plan, and the Company and the Participant’s employer may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the European Economic Area or elsewhere throughout the world, such as the United States. The Participant hereby authorizes (where required under applicable law) these recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for purposes of implementing, administering and managing the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on the Participant’s behalf to a broker or other third party with whom the Participant may elect to deposit any Shares acquired pursuant to the Plan.

The Participant may, at any time, exercise the Participant’s rights provided under applicable personal data protection laws, which may include the right to (a) obtain confirmation as to the existence of the Data, (b) verify the content, origin and accuracy of the Data, (c) request the integration, update, amendment, deletion, or blockage (for breach of applicable laws) of the Data, (d) oppose, for legal reasons, the collection, processing or transfer of the Data which is not necessary or required for the implementation, administration and/or operation of the Plan and the Participant’s participation in the Plan, and (e) withdraw the Participant’s consent to the collection, processing or transfer of the Data as provided hereunder (in which case, the Participant’s Award will be null and void). The Participant may seek to exercise these rights by contacting the Participant’s local Human Resources manager or the Company’s Human Resources Department.

14. Private Placement. The grant of the Award is not intended to be a public offering of securities in the Participant’s country. The Company has not submitted any registration statement, prospectus or other filings with the local securities authorities (unless otherwise required under local law), and the grant of the Award is not subject to the supervision of the local securities authorities.

15. 409A Savings Clause. The Plan, this Agreement and the Award granted hereunder are intended to meet the “short-term deferral” exception to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations issued thereunder or to otherwise comply with Section 409A of the Code and the Treasury regulations and guidance issued thereunder. Notwithstanding any provision of the Plan or this Agreement to the contrary, the Plan, this Agreement and the Award shall be interpreted and construed consistent with this intent. Notwithstanding the foregoing, the Company and its subsidiaries shall not be required to assume any increased economic burden in connection therewith.

16. Entire Agreement. This Agreement and the Plan contain the entire agreement between the Participant and the Company regarding the grant of the Award and supersede all prior arrangements or understandings with respect thereto.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized representative and the Participant has executed this Agreement effective as of the date hereof.

RADISYS CORPORATION

By:
Its:
Date:

I hereby accept the Award granted pursuant to this Agreement subject to the limitations and restrictions referred to herein, and I agree to be bound by the terms of the Plan and this Agreement. I hereby further agree that all the decisions and determinations of the Committee and its interpretation and construction of the provisions of the Plan and this Agreement will be final, conclusive and binding.

Participant Date